UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 23 August, 2022

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____   No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____   No __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No __X__

ENCLOSURES:

Sens Announcement dated 23 August 2022: Audited Financial Results for the year ended 30 June 2022

Sasol Limited (Incorporated in the Republic of South Africa)

(Registration number 1979/003231/06)
Sasol Ordinary Share codes: JSE: SOL   NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896 US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
("Sasol" or "the Company")

AUDITED FINANCIAL RESULTS FOR THE YEAR ENDED 30 JUNE 2022

Earnings performance
Sasol delivered a strong set of financial results against the backdrop of increased volatility resulting from ongoing geopolitical tensions, extended COVID-19 lockdowns and global supply chain disruptions. We benefitted from higher energy and chemicals prices, as well as strong cost and capital discipline through the delivery of our Sasol 2.0 transformation programme. This was offset by lower volume performance mainly due to the operational challenges experienced in the first half of the financial year. We have seen improved performance on the back of more stable operations in the second half of the financial year

Earnings before interest and tax (EBIT) of R61,4 billion increased by more than 100% compared to the prior year, driven by higher crude oil prices, refining margins and chemical prices. This also resulted in a strong gross margin improvement compared to the prior year.

Key metrics	2022	2021	Change %
EBIT (R million)	61 417	16 619	>100
Adjusted EBITDA[1] (R million)	71 843	48 420	48
Headline earnings (R million)	29 735	24 503	21
Basic earnings per share (Rand)	62,34	14,57	>100
Headline earnings per share (Rand)	47,58	39,53	20
Core headline earnings per share[2] (Rand)	68,54	27,74	>100
Dividend per share (Rand)			
- Interim (Rand)	-	-	-
- Final (Rand)	14,70	-	-

1   Adjusted EBITDA is calculated by adjusting EBIT for depreciation, amortisation, share-based payments, remeasurement items, change in discount rates of environmental provisions, all unrealised translation gains and losses, and all unrealised gains and losses on our derivatives and hedging activities. We believe adjusted EBITDA is a useful measure of the Group's underlying cash flow performance. However, this is not a defined term under IFRS and may not be comparable with similarly titled measures reported by other companies. (Adjusted EBITDA constitutes pro forma financial information in terms of the JSE Limited Listings Requirements and should be read in conjunction with the basis of preparation and pro forma financial information as set out in the full set of audited summarised financial statements).

2   Core HEPS is calculated by adjusting headline earnings per share with non-recurring items, earnings losses of significant capital projects (exceeding R4 billion) which have reached beneficial operation and are still ramping up, all translation gains and losses (realised and unrealised), all gains and losses on our derivatives and hedging activities (realised and unrealised), and share-based payments on implementation of B-BBEE transactions. Adjustments in relation to the valuation of our derivatives at period end are to remove volatility from earnings as these instruments are valued using forward curves and other market factors at the reporting date and could vary from period to period. We believe core headline earnings are a useful measure of the Group´s sustainable operating performance. (Core HEPS constitutes pro forma financial information in terms of the JSE Limited Listings Requirements and should be read in conjunction with the basis of preparation and pro forma financial information as set out in the full set of audited summarised financial statements.

Net asset value	2022	2021	Change %
Total assets (R million)	419 548	360 743	16
Total liabilities (R million)	226 351	208 272	9
Total equity (R million)	**193 197**	**152 471**	**27**

Turnover			EBIT/(LBIT)	
2021 R million	2022 R million		2022 R million	2021 R million
		Energy business		
21 704	**24 386**	Mining	**3 456**	3 227
10 990	**11 941**	Gas	**14 622**	6 656
60 649	**102 964**	Fuels	**27 959**	(18 170)
		Chemicals business		
60 597	**67 275**	Africa	**24 072**	6 957
29 360	**41 926**	America	**981**	8 116
46 038	**55 419**	Eurasia	**7 552**	4 680
26	**56**	**Corporate Centre**	**(17 225)**	5 153
229 364	**303 967**	**Group performance**	**61 417**	16 619
(27 454)	**(28 229)**	Intersegmental turnover		
201 910	**275 738**	**External turnover**		

Dividend

A final gross cash dividend of South African 1 470 cents per share (30 June 2021 – nil cents per ordinary share) has been declared for the year ended 30 June 2022. The cash dividend is payable on the ordinary shares and the Sasol BEE ordinary shares. The Board is satisfied that the liquidity and solvency of the company, as well as capital adequacy remaining after payment of the dividend, are sufficient to support the current operations for the ensuing year. The dividend has been declared out of retained earnings (income reserves). The South African dividend withholding tax rate is 20%. At the declaration date, there are 629 367 128 ordinary and 6 331 347 Sasol BEE ordinary shares in issue. The net dividend amount payable to shareholders who are not exempt from dividend withholding tax, is 1 176 cents per share, while the dividend amount payable to shareholders who are exempt from dividend withholding tax is 1 470 cents per share.

The salient dates for holders of ordinary shares and Sasol BEE ordinary shares are:

For holders of ordinary shares and Sasol BEE ordinary shares for the year ending 30 June 2022	
Declaration date	Tuesday, 23 August 2022
Last day of trading to qualify for and participate in the dividend (cum dividend)	Tuesday, 6 September 2022
Trading ex dividend commences	Wednesday, 7 September 2022
Record date	Friday, 9 September 2022
Dividend payment date (electronic and certificated register)	Monday, 12 September 2022

The salient dates for holders of our American Depository Receipts[1] are:

For holders of American Depository Receipts for the year ending 30 June 2022	
Ex dividend on New York Stock Exchange (NYSE)	Thursday, 8 September 2022
Record date	Friday, 9 September 2022
Approximate date for currency conversion	Tuesday, 13 September 2022
Approximate dividend payment date	Friday, 23 September 2022

1   All dates approximate as the NYSE sets the record date after receipt of the dividend declaration.

On Monday, 12 September 2022, dividends due to certificated shareholders on the South African registry will be electronically transferred to shareholders' bank accounts, unless a shareholder has specifically requested in writing for such payment to be made by cheque, in which case that shareholder shall bear the risk of such payment by cheque. Shareholders who hold dematerialised shares will have their accounts held by their CSDP or broker credited on Monday, 12 September 2022. Share certificates may not be dematerialised or rematerialised between 7 September 2022 and 9 September 2022, both days inclusive.

The Company's tax number is 9520018608.

Short-form statement
This announcement is the responsibility of the directors. The information in this short-form announcement, including the financial information on which the outlook is based, has not been audited and reported on by Sasol Limited's external auditors. The audited financial results have been audited by the group's auditors, PwC who expressed an unmodified opinion thereon. Financial figures in this announcement have been correctly extracted from the audited financial results. This announcement does not include the information required pursuant to paragraph 16A(j) of IAS 34 'Interim Financial Reporting. It is only a summary of the information contained in the full announcement and does not contain full or complete details. Any investment decision should also take into consideration the information contained in the full announcement, published on SENS on 23 August 2022, via the JSE link. The full announcement and the 2022 audited financial results, which includes the auditor's report (including key audit matters), is available on the Company's website at: https://www.sasol.com/investor-centre/financial-results.

Sasol Limited's Annual Financial Statements for the year ended 30 June 2022 (the Annual Financial Statements) have also been published on the Company's website at : https://www.sasol.com/investor-centre/financial-results.

Copies of the full announcement and the Annual Financial Statements may also be requested from the Investor Relations office, investor.relations@sasol.com.

The JSE link is as follows:
https://senspdf.jse.co.za/documents/2022/JSE/ISSE/SOL/FY22Result.pdf

The President and Chief Executive Officer and Chief Financial Officer will share the results on Tuesday, 23 August 2022 at 09:00 (SA time) followed by a conference call.

Please connect to the call via the webcast link: https://www.corpcam.com/Sasol23082022
Or via teleconference:
https://services.choruscall.za.com/DiamondPassRegistration/register?confirmationNumber=3629805&linkSecurityString=7a93dfa35

23 August 2022

Sponsor: Merrill Lynch South Africa (Pty) Limited t/a BofA Securities

Disclaimer - Forward-looking statements

Sasol may, in this document, make certain statements that are not historical facts and relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, expectations, developments, and business strategies. Examples of such forward-looking statements include, but are not limited to, the impact of the novel coronavirus (COVID-19) pandemic, and measures taken in response, on Sasol's business, results of operations, markets, employees, financial condition and liquidity; the effectiveness of any actions taken by Sasol to address or limit any impact of COVID-19 on its business; the capital cost of our projects and the timing of project milestones; our ability to obtain financing to meet the funding requirements of our capital investment programme, as well as to fund our ongoing business activities and to pay dividends; statements regarding our future results of operations and financial condition, and regarding future economic performance including cost containment, cash conservation programmes and business optimisation initiatives; recent and proposed accounting pronouncements and their impact on our future results of operations and financial condition; our business strategy, performance outlook, plans, objectives or goals; statements regarding future competition, volume growth and changes in market share in the industries and markets for our products; our existing or anticipated investments, acquisitions of new businesses or the disposal of existing businesses, including estimates or projection of internal rates of return and future profitability; our estimated oil, gas and coal reserves; the probable future outcome of litigation, legislative, regulatory and fiscal developments, including statements regarding our ability to comply with future laws and regulations; future fluctuations in refining margins and crude oil, natural gas and petroleum and chemical product prices; the demand, pricing and cyclicality of oil, gas and petrochemical product prices; changes in the fuel and gas pricing mechanisms in South Africa and their effects on prices, our operating results and profitability; statements regarding future fluctuations in exchange and interest rates and changes in credit ratings; total shareholder return; our current or future products and anticipated customer demand for these products; assumptions relating to macroeconomics; climate change impacts and our climate change strategies, our development of sustainability within our Energy and Chemicals Businesses, our energy efficiency improvement, carbon and GHG emission reduction targets, our net zero carbon emissions ambition and future low-carbon initiatives, including relating to green hydrogen and sustainable aviation fuel; our estimated carbon tax liability; cyber security; and statements of assumptions underlying such statements. Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "endeavour", "target", "forecast" and "project" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections, and other forward-looking statements will not be achieved. If one or more of these risks materialise, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated. You should understand that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors and others are discussed more fully in our most recent annual report on Form 20-F filed on 22 September 2021 and in other filings with the United States Securities and Exchange Commission. The list of factors discussed therein is not exhaustive; when relying on forward-looking statements to make investment decisions, you should carefully consider foregoing factors and other uncertainties and events, and you should not place undue reliance on forward-looking statements. Forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

Please note: One billion is defined as one thousand million, bbl – barrel, bscf – billion standard cubic feet, mmscf – million standard cubic feet, oil references brent crude, mmboe – million barrels oil equivalent. All references to years refer to the financial year ended 30 June. Any reference to a calendar year is prefaced by the word "calendar".

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 23 August 2022

By: /sgd/M du Toit
Name: M du Toit
Title: Group Company Secretary